2004-2005 Saskatchewan Mid-Year Report

The Hon. Harry Van Mulligen Minister of Finance	Budget Update

Table of Contents

Economic Overview	2
Financial Overview	7
Borrowing and Debt	11
Financial Tables	14
SUMMARY STATEMENT UPDATE
Summary Statement of Surplus	20
Summary Statement of Debt	22
Appendix 1 - Equalization Reforms Since the Budget	23
Appendix 2 - Oil Revenue	26
Appendix 3 - Fiscal Stabilization Fund	28
PERFORMANCE PLAN SUMMARY
2004-05 Performance Plan Summary	30
A Green and Prosperous Economy	31
Strong and Vibrant Communities	36
Healthy and Self-reliant Families	41

Economic Overview

INTRODUCTION

The economic forecast presented with the 2004-05 Budget was developed on the basis of reasonable assumptions about economic growth in Canada, the United States and other export markets, interest rates, the value of the Canadian dollar, commodity prices and provincial crop production. Economic indicators suggest actual growth will be higher than projected in the 2004-05 Budget.

More than 90 per cent of Saskatchewan’s exports go to markets in the U.S., Asia and the rest of Canada. Economic growth in the U.S. is firmly established and China, Japan and other countries in Asia are flourishing. Consequently, the Canadian economy is stronger.

Despite the recent increases, interest rates and the value of the Canadian dollar are, on average, below assumed levels. More importantly, the province is exporting more because of stronger export demand and higher-than-expected prices for oil, natural gas and potash.

INTERNATIONAL ECONOMIC CONDITIONS

The U.S. economy is expected to expand at annual rates of 4.8 per cent in 2004 and 3.6 per cent in 2005. The slight downward revision from the 2004-05 Budget assumptions of 4.9 per cent and 4.3 per cent, respectively, reflects the impact of higher-than-expected oil prices on U.S. economic growth.

On a year-over-year basis, the U.S. economy grew by 5.0 per cent in the first quarter, 4.8 per cent in the second quarter and 3.9 per cent in the third quarter of 2004. In terms of annualized, quarter-over-previous- quarter growth, U.S. real Gross Domestic Product (real GDP) increased by 4.5 per cent in the first quarter, 3.3 per cent in the second quarter and 3.7 per cent in the third quarter.

The much-improved economic conditions in Japan alongside the robust growth in China have strengthened Asia’s economic prospects in general. Japan is expected to post growth of 4.5 per cent this year and 2.5 per cent in 2005. China is expected to expand at annual rates of 8.8 per cent and 7.5 per cent in 2004 and 2005, respectively.

Japan’s real GDP grew by 5.0 per cent year-over-year in the first quarter and 4.2 per cent year-over-year in the second quarter. In China, real GDP increased by 9.8 per cent year-over-year in the first quarter and 9.6 per cent year-over-year in the second quarter.

CANADIAN MACROECONOMIC SITUATION

Canada’s real GDP is projected to increase at an annual rate of 2.8 per cent this year. Canadian economic growth is expected to improve to 3.5 per cent in 2005.

On a year-over-year basis, the Canadian economy grew by 1.7 per cent in the first quarter and 3.0 per cent in the second quarter.

2	Mid-Year Report 2004-05 – Budget Update

CANADIAN AND U.S. ECONOMIC CONDITIONS
(Per cent Change Unless Noted Otherwise)

	Budget 2004	Assumption 2005	2004 YTD	Period Covered	Mid-Year 2004	Assumption 2005

U.S. Growth	4.9	4.3	4.5/5.0* 3.3/4.8* 3.7/3.9*	1st Q 2nd Q 3rd Q	4.8	3.6

Canadian Growth	2.8	3.1	3.0/1.7* 4.3/3.0*	1st Q 2nd Q	2.8	3.5

Canadian CPI	0.9	0.8	1.7	Jan-Sept	1.7	1.2

Canadian Short-term Interest Rate (%)	2.3	2.5	2.1	Jan-Sept	2.1	2.9

Canadian Long-term Interest Rate (%)	6.3	6.5	6.1	Jan-Sept	6.5	7.0

Canadian Dollar (U.S. cents)	78.40	80.2	75.38	Jan-Sept	74.90	76.00

    * Annualized, quarterly growth rate/growth rate from the same period a year ago.

In terms of annualized, quarter-over-previous- quarter growth, the Canadian economy grew by 3.0 per cent in the first quarter and 4.3 per cent in the second quarter.

Short-term interest rates posted an average of 2.1 per cent in the first nine months of 2004, lower than last year’s average of 2.9 per cent and lower than the 2004-05 Budget assumption of 2.3 per cent. Short-term interest rates are projected to increase to 2.9 per cent in 2005.

Long-term interest rates have also come down from last year’s average of 6.5 per cent to 6.1 per cent in the first nine months. Long-term interest rates are projected to increase to 7.0 per cent in 2005.

The value of the Canadian dollar averaged 75.38 US cents in the first nine months of 2004 and is projected to average around 75.00 US cents in 2004 and 76.00 US cents in 2005, based on the external forecasts available.

CROP PRODUCTION AND COMMODITY PRICES

In September, Saskatchewan Agriculture and Food estimated a harvest of 24.9 million tonnes, down from the August estimate of 26.9 million tonnes and lower than the 2004-05 Budget assumption of 25.3 million tonnes. This estimate was based on only about 75 per cent completion of the harvest to that point, whereas, last year, about 99 per cent of the crop had been harvested by then. Through the first week in November, the harvest was still only 93 per cent complete. While wet weather, frost and snow slow the crop harvest, they also hasten its deterioration in terms of both quality and quantity. Final estimates of the harvest will be below average in terms of both quality and quantity.

Prices for wheat, barley and canola for the 2004-05 crop year are currently estimated to be lower than the 2004-05 Budget assumptions due to the expected poor quality of the crop in 2004. The average price for a tonne of wheat is estimated to decrease to $116.18 from the 2004-05 Budget assumption of $150.00 per tonne. Prices for barley and canola are expected to dip to $87.74 per tonne and $293.39 per tonne, respectively.

Budget Update – Mid-Year Report 2004-05	3

COMMODITY PRICES

	Budget 2004	Assumption 2005	2004 YTD	Period Covered	Mid-Year 2004	Assumption 2005

Wheat* (C$/tonne)	150.00	154.79	N/A	N/A	116.18	133.86

Barley* (C$/tonne)	105.00	102.64	N/A	N/A	87.74	115.26

Canola* (C$/tonne)	340.00	266.60	N/A	N/A	293.39	286.79

WTI Oil (US $/barrel)	26.50	25.00	39.10	Jan-Sept	39.84	33.75

Natural Gas (C$/GJ)	4.70	4.25	6.00	Jan-Sept	6.00	5.00

Potash (C$/tonne)	188.28	185.88	213.00	Jan-Aug	212.00	214.00

    * Crop year     N/A - Not available

Record high oil prices are due to concerns over supply disruptions in an environment of little spare capacity and exceptionally strong demand. The 2004-05 Budget estimated an average price of US$26.50 per barrel of West Texas Intermediate (WTI) oil for 2004 and US$25.00 per barrel for 2005. The price of a barrel of WTI oil is currently estimated to average US$39.84 this year and US$33.75 next year. The average price of a barrel of WTI oil was US$39.10 in the first nine months of 2004.

Natural gas prices are also well above assumed levels. The price of natural gas averaged $6.00 per GJ in the first nine months of 2004, which is slightly above the average price of $5.98 per GJ in 2003. The price of natural gas is currently projected to average $6.00 per GJ in 2004 and $5.00 per GJ in 2005 compared to the 2004-05 Budget assumption of $4.70 and $4.25, respectively.

Stronger-than-expected market demand has pushed potash prices significantly higher in 2004. Average potash prices are currently projected to reach $212.00 per tonne in 2004 compared to the 2004-05 Budget assumption of $188.28 per tonne. Potash prices are expected to increase further to $214.00 per tonne next year.

SASKATCHEWAN’S ECONOMIC OUTLOOK

Saskatchewan’s real GDP is currently projected to increase by 2.8 per cent in 2004 and 2.7 per cent in 2005 compared to the 2004-05 Budget forecasts of 2.6 per cent and 1.7 per cent, respectively. In nominal dollars, the provincial economy is set to expand by 7.8 per cent this year and 1.1 per cent next year compared to the 2004-05 Budget forecasts of 0.1 per cent and 2.0 per cent, respectively.

4	Mid-Year Report 2004-05 – Budget Update

MID-YEAR ECONOMIC PROJECTIONS FOR SASKTCHEWAN
(Per cent Increase Unless Noted Otherwise)

	Budget Forecast		Mid-Year Projection
	2004	2005	2004	2005

Real GDP	2.6	1.7	2.8	2.7
Nominal GDP	0.1	2.0	7.8	1.1
CPI	1.8	1.5	1.9	1.9
Employment (000s)	3.8	5.1	2.5	4.6
Unemployment (%)	5.7	5.6	5.5	5.4

The stronger growth projected is the result of a sharp turnaround in exports, spurred on by either strong demand and/or significantly higher prices. In the first eight months of 2004, for example, exports of agriculture and energy products increased by 28.6 per cent and 17.1 per cent, respectively. Exports of industrial goods went up 13.7 per cent during the same period.

The available data also show a dramatic increase in the value of manufacturing shipments and continued improvements in natural gas production, potash production, retail trade and housing starts.

Private forecasters are slightly more optimistic about Saskatchewan’s economic performance in 2004 and 2005. On average, these private forecasters project the province’s real GDP to increase by 3.1 per cent in 2004 and 2.8 per cent in 2005.

The Mid-Year Report projects employment to increase by 2,500 this year and 4,600 next year. Private forecasters see 3,500 more jobs in 2004 and 5,600 in 2005. Total employment increased by 2,500 in the first ten months of 2004.

2004 SASKATCHEWAN ECONOMIC INDICATORS

	Period Covered	Per cent Change

Total International Exports	Jan-Aug	21.4
International Exports of Agriculture Products	Jan-Aug	28.6
International Exports of Energy Products	Jan-Aug	17.1
International Exports of Industrial Goods	Jan-Aug	13.7
International Exports of Other Goods	Jan-Aug	34.0
Value of Manufacturing Shipments	Jan-Aug	22.1
Number of Oil and Natural Gas Wells Drilled	Jan-Aug	-16.1
Volume of Oil Production	Jan-Jul	1.3
Volume of Natural Gas Production	Jan-Jul	6.5
Volume of Potash Production	Jan-Aug	13.4
Retail Trade	Jan-Aug	4.0
Wholesale Trade	Jan-Aug	-4.5
New Vehicle Sales	Jan-Aug	-6.3
Housing Starts	Jan-Jun	5.8
Value of Building Permits	Jan-Aug	-5.5

Budget Update – Mid-Year Report 2004-05	5

CONCLUSION

Current projections are for slightly higher growth than originally forecast in the 2004-05 Budget for 2004 and 2005 due to stronger exports, reflecting the global economic recovery and higher prices for oil, natural gas and potash. There is, however, uncertainty surrounding these growth projections.

Saskatchewan’s economy could under-perform the growth rate projected for 2004 if the harvest is worse than currently estimated. Average interest rates and the average value of the Canadian dollar could be higher than expected if they continue to increase in coming months. Significantly higher interest rates and value of the Canadian dollar could reduce growth, particularly in 2005.

However, U.S. interest rates could rise faster than Canadian interest rates and cause the value of the Canadian dollar to decrease, particularly next year. A lower value of the Canadian dollar combined with relatively strong prices for oil, natural gas and potash would add to the economic growth of the province.

6	Mid-Year Report 2004-05 – Budget Update

Financial Overview

FINANCIAL OVERVIEW

The 2004-05 Budget presented in March estimated a General Revenue Fund (GRF) surplus of $0.1 million.

Since Budget, the Government’s financial position has improved by $899.2 million. The current year improvement in the Province’s finances is extraordinary and is related to one-time circumstances. As a result, the “windfall” will be allocated primarily to one-time initiatives that will impact the current 2004-05 fiscal year and the next three years. In this overview, forecast changes will be discussed first, followed by a summary of new initiatives. Forecast changes and new initiatives will then be combined to produce the mid-year forecast.

REVENUE – FORECAST CHANGES

Provincial government revenue is forecast to be $870.0 million above the Budget estimate.

Non-renewable resource revenue has increased due to several factors.

  Oil revenue is now projected to be $469.8 million above the Budget estimate. The most significant factor in the revised forecast is higher world oil prices. The average price of West Texas Intermediate (WTI) oil for 2004-05 is now projected to be US$40.05 per barrel, an increase of US$15.05 from the Budget forecast of US$25.00 per barrel.
  Potash revenue is projected to be $82.9 million higher than the Budget estimate primarily due to higher prices.
  Natural gas revenue is now projected to be $80.8 million above the Budget estimate reflecting higher natural gas prices.

Equalization payments are expected to increase by $139.1 million from Budget. In the past, any substantial increases in non-renewable resources would have decreased Equalization payments. Recent changes to the Equalization program positively impact the Province in 2004-05.

The First Ministers’ Meeting on Health Care resulted in an additional $66.0 million for health care. As a result of the increase, the Canada Health Transfer is expected to increase by $50.5 million and other federal transfers will increase by $15.5 million.

REVENUE – FORECAST CHANGES

(Millions of Dollars)

Non-Renewable Resources	+640.3
Net Equalization Gain	+139.1
New Health Deal Funding	+66.0
Tax Revenue	+22.3
Other Changes	+2.3
Total Revenue Forecast Changes	+870.0

Budget Update – Mid-Year Report 2004-05	7

Tax revenue increased by $22.3 million. Increases in individual and corporate tax revenue were partially offset by a decrease in sales tax revenue, the result of lower auto sales.

EXPENSE – FORECAST CHANGES

Provincial government expense is forecast to be $29.2 million lower than the Budget estimate.

Operating expense is projected to be $5.2 million below Budget due mainly to changes in the following departments.

  Environment is expected to be $24.0 million below Budget due mainly to savings in the forest fire management program.
  Culture, Youth and Recreation is projected to be $9.5 million above Budget due to funding required to support activities to celebrate Saskatchewan's Centennial in 2005 and to provide increased operational support, primarily directed at the federally funded initiative to preserve and promote Canada's historic places.
  Health is projected to be $4.3 million above Budget due to an increase in funding for extended health benefits and expanded childhood immunization programs.
  Highways and Transportation is expected to be $1.6 million above Budget due to increased capital asset amortization as a result of adjustments for year-end aggregate inventory and asset amortization.

Interest costs are projected to be $24.0 million below the Budget estimate, reflecting rate savings on new debt issues, the improvement in the Canadian dollar versus the United States dollar and lower overall borrowing requirements.

EXPENSE FORECAST CHANGES

(Millions of Dollars)
Environment	-24.0
Culture, Youth and Recreation	9.5
Health	4.3
Highways	1.6
Other Operating Expense Changes	3.4
Operating Expense Forecast Changes	-5.2
Interest Changes	-24.0
Total Expense Forecast Changes	-29.2

NEW INITIATIVES

The current year improvement will be allocated primarily to one-time initiatives that will impact the current 2004-05 fiscal year and the next three years. The commitments are as follows:

  $54.1 million will be allocated in 2004-05 to offset a reduced CIC dividend that funds utility rebates;
  $110.1 million, $55.05 million in each of 2004-05 and 2005-06, will be allocated for funding to address education property tax relief;

8	Mid-Year Report 2004-05 – Budget Update

  $66.0 million in 2004-05 as a result of funding from the First Ministers' September 2004 meeting that will be used for capital equipment and infrastructure replacement as well as initiatives to reduce surgical backlogs, expand diagnostic capacity, retain health care providers and implement health system quality improvements;
  $80.0 million will be set aside over three years for third-party capital and infrastructure, $43.0 million will be allocated to municipal infrastructure and the remainder towards Learning capital;
  $40.0 million to fund the Province's share of the national strategy for Bovine Spongiform Encephalopathy (BSE);
  $110.0 million will be allocated over four years to address issues in government-owned capital, including replacing the 1913 section of the Regina jail, replacement of the provincial lab building and beginning forest fire fighting fleet renewal;
  a $13.6 million allocation in 2004-05 for the Province's share of the northern uranium mine clean-up and transformation funding for the Information Technology Office;
  $75.0 million will be set aside over three years starting in 2005-06 to protect the spending base due to short-term revenue reductions as a result of the province-wide smoking ban;
  $171.1 million will be retained in the Fiscal Stabilization Fund; and,
  $179.3 million is allocated for permanent debt reduction.

The following table illustrates how the additional resources will be allocated in the current year and over the next three years and the commitments that will be funded through the FSF.

NEW INITIATIVES

(Millions of Dollars)	2004-05	2005-06 to 2007-08	4 Year Costs	Funded Out of the FSF
Utility Rebate	54.1	--	54.1	--
Property Tax Relief	55.05	55.05	110.1	55.05
Health Care	66.0	--	66.0	--
BSE program	40.0	--	40.0	--
Third-party capital	--	80.0	80.0	80.0
Government-owned capital	3.5	106.5	110.0	--
Additional 2004-05 spending	13.6	--	13.6	--
Smoking Ban Impact	--	75.0	75.0	75.0
Retained in the Fiscal Stabilization Fund	--	171.1	171.1	171.1
Permanent Debt Reduction	179.3	--	179.3	--
Total	411.6	487.6	899.2	381.2

Budget Update – Mid-Year Report 2004-05	9

2004-05 MID-YEAR GENERAL REVENUE FUND FORECAST

The mid-year forecast indicates a $899.2 million improvement in the Province’s financial position, as a result of an $870.0 million increase in revenue and a $29.2 decrease in expense. The new initiatives announced by the Government will impact both revenue and expense.

The following table lists the impact of the new initiatives on the 2004-05 revenue forecast.

REVENUE FORECAST CHANGE

(Millions of Dollars)
Revenue Forecast Change	+870.0
Utility Rebate	-54.1
2004-05 Mid-year Revenue Change	+815.9

The table at top, right, lists the impact of new initiatives on the 2004-05 expense forecast.

EXPENSE FORECAST CHANGE

(Millions of Dollars)
Expense Forecast Change	-29.2
Health Care	+66.0
Property Tax Relief	+55.05
BSE program	+40.0
Additional spending	+13.6

2004-05 Mid-year Total Expense Change	+145.5

    Note: An additional $3.5 million is included in 2004-05 capital appropriation.

There is a $381.2 million improvement in the FSF in 2004-05 (further information on the FSF can be found in Appendix 3). A transfer of $210.1 million from the GRF to the FSF is now expected, leaving a surplus of $289.3 million at the end of the 2004-05 fiscal year. Capital acquisitions, totaling $110.0 million, will be funded from this surplus in the future years, leaving $179.3 million for permanent debt reduction.

2004-05 GENERAL REVENUE FUND FORECAST

(Millions of Dollars)	2004-05 Budget	1st Quarter Projection	Mid-Year Projection	Change from Budget	Change from 1st Quarter
Revenue	$6,590.5	$6,669.7	$7,406.4	$815.9	$736.7
Operating Expense	6,147.5	6,156.2	6,317.0	169.5	160.8
Operating Surplus	443.0	513.5	1,089.4	646.4	575.9
Interest Costs	614.0	614.0	590.0	-24.0	-24.0
Pre-FSF Balance	-171.0	-100.5	499.4	670.4	599.9
FSF Transfer	171.1	100.6	-210.1	-381.2	-310.7
Surplus	0.1	0.1	289.3	289.2	289.2
Capital Acquisitions	0.0	0.0	110.0	110.0	110.0
Permanent Debt Reduction	0.1	0.1	179.3	179.2	179.2

10	Mid-Year Report 2004-05 – Budget Update

Borrowing and Debt

GENERAL REVENUE FUND DEBT

The GRF borrows for government and Crown corporations.

Debt as reported in the Province’s financial statements is comprised of:

  Gross Debt - the amount of money owed to lenders; less
  Sinking Funds - the amount of money which has been set aside for the repayment of debt.

Debt plus guaranteed debt is used by most members of the financial community when analyzing creditworthiness. Debt as forecast in this Report includes guaranteed debt.

  Guaranteed Debt - the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

As shown below, the debt of the GRF at March 31, 2005 is currently projected to be $652.8 million less than estimated in the Budget.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt. Crown corporation debt is forecast to be $63.0 million higher than estimated in the Budget.

Government debt at March 31, 2005 is currently forecast to be $715.8 million lower than estimated in the Budget. This decrease is due to:

•	higher surplus	$ 289.2 million

•	deposit to the Fiscal Stabilization Fund	$ 381.2 million

•	lower working capital requirements	$ 30.6 million

•	lower value of U.S. dollar denominated debt (76.31 cents to 79.12 cents)	$ 14.8 million

SUMMARY OF DEBT AS AT MARCH 31, 2005

(Millions of Dollars)	Budget Estimate	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget
Crown Corporation Debt	$3,446.7	$3,487.4	$3,509.7	$63.0
Government Debt	8,356.9	8,290.1	7,641.1	(715.8)
Total Debt	$11,803.6	$11,777.5	$11,150.8	$(652.8)

Budget Update – Mid-Year Report 2004-05	11

DEBT BY PURPOSE AS AT MARCH 31, 2005

(Millions of Dollars)	Budget Estimate	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget
Crown Corporation Debt
Crown Investments Corporation of Saskatchewan	$32.8	$32.8	$--	$(32.8)
Education Infrastructure Financing Corporation	3.4	--	--	(3.4)
Information Services Corporation of Saskatchewan	52.7	51.9	51.9	(0.8)
Investment Saskatchewan Inc.	15.0	15.0	15.0	--
Municipal Financing Corporation of Saskatchewan	14.9	14.9	14.9	--
Saskatchewan Crop Insurance Corporation	165.0	165.0	216.0	51.0
Saskatchewan Development Fund	0.7	0.6	0.4	(0.3)
Saskatchewan Housing Corporation	79.2	79.2	79.2	--
Saskatchewan Opportunities Corporation	--	1.0	--	--
Saskatchewan Power Corporation	1,896.4	1,973.4	2,032.5	136.1
Saskatchewan Property Management Corporation	3.3	3.3	3.3	--
Saskatchewan Telecommunications	387.1	360.7	353.6	(33.5)
Saskatchewan Water Corporation	60.8	59.5	58.0	(2.8)
SaskEnergy Incorporated	735.4	730.1	684.9	(50.5)
Total Crown Corporation Debt	$3,446.7	$3,487.4	$3,509.7	$63.0
Government Debt	8,356.9	8,290.1	7,641.1	(715.8)
Total Debt	$11,803.6	$11,777.5	$11,150.8	$(652.8)

BORROWING

The Province borrows through the sale of securities in capital markets and through the sale of savings bonds to Saskatchewan residents.

The Province’s 2004-05 borrowing requirements are projected to be $966.5 million, $483.2 million lower than estimated in the Budget due to lower requirements for government purposes ($607.6 million), partially offset by a $124.4 million increase in Crown corporation requirements.

SUMMARY STATEMENT OF DEBT

GRF debt includes all debt borrowed or guaranteed by the GRF for either government purposes or the purposes of certain Crown corporations. Some Crown corporations and other organizations have obligations to other entities, either by borrowing directly or by guaranteeing the debt of others. The GRF is not responsible for this other debt.

The Summary Statement of Debt on page 22 calculates the debt of government entities by listing both GRF debt and other debt.

12	Mid-Year Report 2004-05 – Budget Update

SUMMARY STATEMENT OF DEBT AS AT MARCH 31, 2005

(Millions of Dollars)	Budget Estimate	Mid-Year Projection	Mid-Year Change from Budget
GRF Debt for Crown Corporations	$3,446.7	$3,509.7	$63.0
GRF Debt for Government	8,356.9	7,641.1	(715.8)
GRF Debt	11,803.6	11,150.8	(652.8)
Other Debt	396.3	426.3	30.0
Summary Statement of Debt	$12,199.9	$11,577.1	$(622.8)

Budget Update – Mid-Year Report 2004-05	13

Financial Tables

2004-05 Mid-Year Report
Province of Saskatchewan
General Revenue Fund
Statement of Revenue

	(thousands of dollars)
	2004-05 Budget	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget	Mid-Year Change from 1st Quarter
Corporation Capital	$357,300	$362,300	$367,300	$10,000	$5,000
Corporation Income	249,800	249,800	267,000	17,200	17,200
Fuel	363,100	363,100	363,100	0	0
Individual Income	1,292,200	1,292,200	1,310,300	18,100	18,100
Sales	1,016,700	1,016,700	991,700	(25,000)	(25,000)
Tobacco	184,200	184,200	184,200	0	0
Other	80,600	80,600	82,600	2,000	2,000
Taxes	$3,543,900	$3,548,900	$3,566,200	$22,300	$17,300
Natural Gas	$138,400	$226,900	$219,200	$80,800	$(7,700)
Oil	400,800	608,800	870,600	469,800	261,800
Potash	125,200	180,800	208,100	82,900	27,300
Other	43,000	46,200	49,800	6,800	3,600
Non-Renewable Resources	$707,400	$1,062,700	$1,347,700	$640,300	$285,000
Crown Investments Corporation	$250,000	$255,000	$193,000	$(57,000)	$(62,000)
Saskatchewan Liquor and Gaming Authority	365,400	365,400	342,400	(23,000)	(23,000)
Other Enterprises and Funds	48,700	48,700	49,000	300	300
Transfers from Crown Entities	$664,100	$669,100	$584,400	$(79,700)	$(84,700)
Fines, Forfeits and Penalties	$11,700	$11,700	$10,200	$(1,500)	$(1,500)
Interest, Premium, Discount and Exchange	47,600	47,600	45,000	(2,600)	(2,600)
Motor Vehicle Fees	127,100	127,100	124,000	(3,100)	(3,100)
Other Licences and Permits	44,800	49,400	56,400	11,600	7,000
Sales, Services and Service Fees	84,500	87,000	85,500	1,000	(1,500)
Transfers from Other Governments	15,700	15,700	16,400	700	700
Other	18,000	18,000	22,600	4,600	4,600
Other Revenue	$349,400	$356,500	$360,100	$10,700	$3,600
Own-Source Revenue	$5,264,800	$5,637,200	$5,858,400	$593,600	$221,200
Canada Health Transfer	$419,400	$419,400	$469,900	$50,500	$50,500
Canada Social Transfer	259,300	261,800	261,800	2,500	0
Health Reform Transfer	46,700	46,700	46,700	0	0
Equalization Payments	322,500	12,600	461,600	139,100	449,000
Equalization One-Time Payment	120,000	120,000	120,000	0	0
Other	157,800	172,000	188,000	30,200	16,000
Transfers from the Government of Canada	$1,325,700	$1,032,500	$1,548,000	$222,300	$515,500
Revenue	$6,590,500	$6,669,700	$7,406,400	$815,900	$736,700

14	Mid-Year Report 2004-05 – Budget Update

Financial Tables

2004-05 Mid-Year Report
Province of Saskatchewan
General Revenue Fund
Statement of Expense

	(thousands of dollars)
	Budget Estimate[1]	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget	Mid-Year Change from 1st Quarter

Executive Branch of Government
Agriculture, Food and Rural Revitalization	$264,349	$264,349	$304,649	$40,300	$40,300
Community Resources and Employment	602,766	602,766	602,766	--	--
Corrections and Public Safety	118,887	118,887	119,883	996	996
Culture, Youth and Recreation	42,161	47,161	51,688	9,527	4,527
Environment	161,671	164,371	137,697	(23,974)	(26,674)
Executive Council	7,362	7,362	7,362	--	--
Finance	37,393	37,393	37,393	--	--
- Public Service Pensions and Benefits	204,263	204,263	204,263	--	--
Government Relations and Aboriginal Affairs[2]	195,108	195,108	195,108	--	--
Health	2,700,416	2,701,402	2,770,716	70,300	69,314
Highways and Transportation	252,285	252,285	253,885	1,600	1,600
Industry and Resources	61,194	61,194	73,194	12,000	12,000
Information Technology Office	2,609	2,609	4,324	1,715	1,715
Justice	199,907	199,907	200,992	1,085	1,085
Labour	14,201	14,201	14,201	--	--
Learning	1,097,140	1,097,140	1,152,190	55,050	55,050
- Teachers' Pensions and Benefits	119,123	119,123	119,123	--	--
Northern Affairs	5,232	5,232	5,595	363	363
Public Service Commission	8,351	8,351	8,351	--	--
Sask. Property Management Corporation	16,808	16,808	17,278	470	470
Saskatchewan Research Council	7,779	7,779	7,779	--	--
Legislative Branch of Government
Chief Electoral Officer	761	761	761	--	--
Conflict of Interest Commissioner	122	122	122	--	--
Information and Privacy Commissioner	387	387	387	--	--
Legislative Assembly	18,772	18,772	18,831	59	59
Ombudsman and Children's Advocate	2,731	2,731	2,731	--	--
Provincial Auditor	5,755	5,755	5,755	--	--
Operating Expense	$6,147,533	$6,156,219	$6,317,024	$169,491	$160,805
Servicing Government Debt	614,000	614,000	590,000	(24,000)	(24,000)
Expense	$6,761,533	$6,770,219	$6,907,024	$145,491	$136,805
[1]	As a result of the Further Estimates, $13.0 million was added to the original Budget Estimate for Health.
[2]	Government Relations and Aboriginal Affairs reflects approved funding for the Department of Government Relations and the Department of First Nations and Metis Relations.

Budget Update – Mid-Year Report 2004-05	15

Financial Tables

2004-05 Mid-Year Report
Province of Saskatchewan
General Revenue Fund
Statement of Borrowing Requirements

	(thousands of dollars)
	Budget Estimate	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget

Borrowing for Crown Corporations
Crown Investments Corporation of Saskatchewan	$32,800	$32,800	$--	$(32,800)
Education Infrastructure Financing Corporation	3,900	--	--	(3,900)
Municipal Financing Corporation of Saskatchewan	10,000	10,000	10,000	--
Saskatchewan Crop Insurance Corporation	--	--	50,000	50,000
Saskatchewan Opportunities Corporation	--	1,000	--	--
Saskatchewan Power Corporation	101,600	182,600	264,100	162,500
Saskatchewan Telecommunications Holding Corporation	30,400	4,000	--	(30,400)
Saskatchewan Water Corporation	8,800	7,500	5,900	(2,900)
SaskEnergy Incorporated	68,100	62,800	50,000	(18,100)
Borrowing for Crown Corporations	$255,600	$300,700	$380,000	$124,400
Borrowing for Government	1,194,136	1,117,583	586,514	(607,622)
Total Borrowing Requirements	$1,449,736	$1,418,283	$966,514	$(483,222)

16	Mid-Year Report 2004-05 – Budget Update

Financial Tables

2004-05 Mid-Year Report
Province of Saskatchewan
General Revenue Fund
Statement of Debt

	(thousands of dollars)
	Budget Estimate	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget

Crown Corporation Debt
Crown Investments Corporation of Saskatchewan	$32,800	$32,800	$--	$(32,800)
Education Infrastructure Financing Corporation	3,386	--	--	(3,386)
Information Services Corporation of Saskatchewan	52,680	51,880	51,880	(800)
Investment Saskatchewan Inc.	14,988	14,988	14,988	--
Municipal Financing Corporation of Saskatchewan	14,947	14,947	14,947	--
Saskatchewan Crop Insurance Corporation	165,000	165,000	216,000	51,000
Saskatchewan Housing Corporation	79,167	79,167	79,234	67
Saskatchewan Opportunities Corporation	--	1,000	--	--
Saskatchewan Power Corporation	1,892,154	1,973,343	2,032,472	140,318
Saskatchewan Property Management Corporation	3,326	3,326	3,331	5
Saskatchewan Telecommunications Holding Corporation	386,980	360,636	353,492	(33,488)
Saskatchewan Water Corporation	60,772	59,464	57,954	(2,818)
SaskEnergy Incorporated	735,456	730,131	684,908	(50,548)
Crown Corporation Debt	$3,441,656	$3,486,682	$3,509,206	$67,550
Government Debt	8,285,865	8,213,360	7,571,224	(714,641)
Debt	$11,727,521	$11,700,042	$11,080,430	$(647,091)
Guaranteed Debt	76,123	77,478	70,386	(5,737)
Debt plus Guaranteed Debt	$11,803,644	$11,777,520	$11,150,816	$(652,828)
Crown Corporation Gross Debt	$3,687,635	$3,731,935	$3,748,270	$60,635
Crown Corporation Sinking Funds	(245,979)	(245,253)	(239,064)	6,915
	$3,441,656	$3,486,682	$3,509,206	$67,550
Crown Corporation Guaranteed Debt	5,132	736	532	(4,600)
Crown Corporation Debt plus Guaranteed Debt	$3,446,788	$3,487,418	$3,509,738	$62,950
Government Gross Debt	$9,009,922	$8,936,459	$8,276,300	$(733,622)
Government Sinking Funds	(724,057)	(723,099)	(705,076)	18,981
	$8,285,865	$8,213,360	$7,571,224	$(714,641)
Government Guaranteed Debt	70,991	76,742	69,854	(1,137)
Government Debt plus Guaranteed Debt	$8,356,856	$8,290,102	$7,641,078	$(715,778)
Debt plus Guaranteed Debt	$11,803,644	$11,777,520	$11,150,816	$(652,828)

Budget Update – Mid-Year Report 2004-05	17

Financial Tables

2004-05 Mid-Year Report
Province of Saskatchewan
General Revenue Fund
Statement of Guaranteed Debt

	(thousands of dollars)
	Budget Estimate	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget

Guaranteed Debt for Crown Corporations
The Power Corporation Act
Scotiabank	$4,263	$--	$--	$(4,263)
Saskatchewan Power Savings Bonds
Series I to Series VII (matured)	35	36	32	(3)
The Saskatchewan Development Fund Act
Guaranteed Investments	680	600	400	(280)
The Saskatchewan Telecommunications Act
TeleBonds (matured)	154	100	100	(54)
Guaranteed Debt for Crown Corporations	$5,132	$736	$532	$(4,600)
Other Guaranteed Debt
The Farm Financial Stability Act
Breeder Associations Loan Guarantees	$18,901	$20,000	$20,000	$1,099
Feeder Associations Loan Guarantees	12,219	13,000	12,000	(219)
Agricultural Income Disaster Assistance Program	12	16	16	4
Individual Feedlot Loan Guarantees	2,500	5,000	4,000	1,500
Feedlot Construction Loan Guarantees	2,000	2,000	2,000	--
Enhanced Feeder Loan Guarantees	1,500	1,500	--	(1,500)
Feedlot Equity Loan Guarantees	1,000	1,000	1,000	--
The Housing and Special Care Homes Act
Senior Citizen's Housing	38	38	38	--
The Industry and Commerce Development Act
Saskferco Products Inc.	1,540	2,256	0	(1,540)
The NewGrade Energy Inc. Act
NewGrade Energy Inc.	31,230	31,832	30,700	(530)
The Student Assistance and Student Aid Fund Act	51	100	100	49
Borrowing for Government	$70,991	$76,742	$69,854	$(1,137)
Total Guaranteed Debt	$76,123	$77,478	$70,386	$(5,737)

18	Mid-Year Report 2004-05 – Budget Update

2004-2005 Saskatchewan Mid-Year Report

Summary Statement Update

Government of Saskatchewan

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2004-05	Forecast 2004-05	Change

Treasury Board Organizations
General Revenue Fund (GRF)	$0.1	$289.3	$289.2
Fiscal Stabilization Fund	(171.1)	210.1	381.2
Agricultural Credit Corporation of Saskatchewan	3.7	3.6	(0.1)
Agri-Food Innovation Fund	(1.9)	(2.2)	(0.3)
Community Initiatives Fund	(2.1)	(2.1)	--
Education Infrastructure Financing Corporation	0.6	--	(0.6)
Liquor and Gaming Authority	365.4	342.4	(23.0)
Regional Colleges	(0.2)	1.5	1.7
Regional Health Authorities	(7.9)	9.7	17.6
Saskatchewan Cancer Foundation	(4.2)	(2.6)	1.6
Saskatchewan Communications Network Corporation	--	(0.1)	(0.1)
Saskatchewan Gaming Corporation	39.1	39.1	--
Saskatchewan Grain Car Corporation	(0.4)	0.2	0.6
Saskatchewan Health Information Network	(2.2)	15.4	17.6
Saskatchewan Housing Corporation	(0.7)	(0.7)	--
Saskatchewan Institute of Applied Science and Technology	--	3.8	3.8
Saskatchewan Property Management Corporation	2.0	2.0	--
Saskatchewan Research Council	0.2	0.3	0.1
Saskatchewan Student Aid Fund	0.5	0.5	--
Saskatchewan Watershed Authority	(2.9)	(1.0)	1.9
Other Organizations	(10.6)	(7.0)	3.6
Interagency Accounting Adjustments	(3.4)	(3.4)	--
Adjustment to account for pension costs on an accrual basis	(135.1)	(153.7)	(18.6)
	$68.9	$745.1	$676.2
Dividends included in GRF surplus	(404.5)	(382.5)	22.0
Surplus (Deficit) of Treasury Board Organizations	$(335.6)	$362.6	$698.2
Crown Management Board Organizations
Crown Investments Corporation (non-consolidated)	$(5.8)	$(43.2)	$(37.4)
Information Services Corporation	1.5	6.9	5.4
Investment Saskatchewan Inc.	31.4	29.1	(2.3)
SaskEnergy Incorporated	101.9	89.4	(12.5)
Saskatchewan Government Insurance	24.1	39.9	15.8
Saskatchewan Opportunities Corporation	1.7	5.8	4.1
Saskatchewan Power Corporation	112.0	67.4	(44.6)
Saskatchewan Telecommunications Holding Company	41.0	80.8	39.8
Saskatchewan Transportation Corporation	(0.8)	(0.3)	0.5
Saskatchewan Water Corporation	(1.4)	(1.4)	--
Other	0.9	0.2	(0.7)
	$306.5	$274.6	$(31.9)
Dividends included in GRF surplus	(250.0)	(193.0)	57.0
Retained Surplus of Crown Management Board Organizations	$56.5	$81.6	$25.1
Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(279.1)	$444.2	$723.3

20	Mid-Year Report 2004-05 – Budget Update

Government of Saskatchewan

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2004-05	Forecast 2004-05	Change

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(279.1)	$444.2	$723.3
Not-for-Profit Insurance Organizations
Saskatchewan Auto Fund	$(19.8)	$115.0	$134.8
Saskatchewan Crop Insurance Corporation	--	--	--
Crop Reinsurance Fund of Saskatchewan	12.4	(61.1)	(73.5)
Workers' Compensation Board	(10.3)	87.1	97.4
Surplus (Deficit) Not-for-Profit Insurance Organizations	$(17.7)	$141.0	$158.7
Surplus (Deficit)	$(296.8)	$585.2	$882.0

Budget Update – Mid-Year Report 2004-05	21

Government of Saskatchewan

Summary Statement of Debt

	(millions of dollars)
	Budget	Mid-Year			Mid-year Change from
	Estimate	GRF Debt	Other Debt	Debt	Budget
Treasury Board Organizations
Government Purpose	$8,285.9	$7,571.2	$--	$7,571.2	$(714.7)
Education Infrastructure Financing Corporation	3.4	--	--	--	(3.4)
Municipal Financing Corporation
of Saskatchewan	14.9	14.9	--	14.9	--
Regional Health Authorities	121.7	--	124.1	124.1	2.4
Saskatchewan Crop Insurance Corporation	165.0	216.0	--	216.0	51.0
Saskatchewan Gaming Corporation	28.6	--	28.6	28.6	--
Saskatchewan Housing Corporation	94.0	79.2	14.8	94.0	--
Saskatchewan Property
Management Corporation	3.3	3.3	--	3.3	--
Debt of Other Treasury Board Organizations	$430.9	$313.4	$167.5	$480.9	$50.0
Crown Management Board Organizations
Crown Investments Corporation
of Saskatchewan	$32.8	$--	$--	$--	$(32.8)
Information Services Corporation
of Saskatchewan	52.7	51.9	--	51.9	(0.8)
Investment Saskatchewan Inc.	15.0	15.0	--	15.0	--
Saskatchewan Opportunities Corporation	--	--	--	--	--
Saskatchewan Power Corporation	2,001.5	2,032.5	122.7	2,155.2	153.7
Saskatchewan Telecommunications	392.6	353.5	13.0	366.5	(26.1)
Saskatchewan Water Corporation	60.8	58.0	--	58.0	(2.8)
SaskEnergy Incorporated	740.2	684.9	4.8	689.7	(50.5)
Other CMB Organizations	1.0	--	--	--	(1.0)
Debt of Crown Management
Board Organizations	$3,296.6	$3,195.8	$140.5	$3,336.3	$39.7
Debt	$12,013.4	$11,080.4	$308.0	$11,388.4	$(625.0)
Guaranteed Debt	186.5	70.4	118.3	188.7	2.2
Debt plus Guaranteed Debt	$12,199.9	$11,150.8	$426.3	$11,577.1	$(622.8)
Government Purpose Debt	$8,356.9	$7,641.1	$--	$7,641.1	$(715.8)
Other Treasury Board Organizations	462.6	313.8	205.5	519.3	56.7
Crown Management Board Organizations	3,380.4	3,195.9	220.8	3,416.7	36.3
Crown Corporation Debt	$3,843.0	$3,509.7	$426.3	$3,936.0	$93.0
Debt plus Guaranteed Debt	$12,199.9	$11,150.8	$426.3	$11,577.1	$(622.8)

22	Mid-Year Report 2004-05 – Budget Update

Appendix 1 –
Equalization Reforms Since the Budget

CONTEXT

Federal estimates released in October 2004 confirmed that Saskatchewan is a ‘have’ province for 2002-03 and 2003-04. As well, the recent strengthening in natural resource revenues will result in Saskatchewan also being a ‘have’ province in 2004-05.

The Prime Minister announced a new framework in October 2004 that, subject to approval by Parliament, will introduce significant changes to the equalization program. This framework establishes provincial entitlements for 2004-05 and 2005-06 and launches an independent panel to review the program and make a recommendation on the future of equalization beginning in 2006-07.

2004-05 ENTITLEMENTS

Saskatchewan is guaranteed an equalization entitlement of $452.4 million for 2004-05, while existing program entitlements for Saskatchewan are currently estimated at $62 million, an improvement of about $390 million. Negative prior year adjustments, currently estimated at $200 million, are also forgiven as part of the federal 2004-05 equalization arrangement. Total gross equalization benefits to Saskatchewan are estimated to be $590.0 million.

The net benefit to Saskatchewan’s General Revenue Fund from the federal 2004-05 arrangement is limited to $367 million, as there is a related adjustment to federal heath and social transfers for Saskatchewan due to the manner in which Associated Equalization is determined. An explanation of Associated Equalization is included.

The incremental funding associated with the 2004-05 federal equalization arrangement addresses Saskatchewan’s concerns with the excessive tax-back rates on natural resources in prior years.

2004-05 NET SASKATCHEWAN BENEFIT

(Millions of Dollars)	Federal October Forecast
Equalization - Current Year Benefit	$390.0
Equalization - Prior Year Benefit	200.0
Equalization - Total Benefit	590.0
Estimated Associated Equalization Impact	(223.0)
Net Benefit	$367.0

Budget Update – Mid-Year Report 2004-05	23

ASSOCIATED EQUALIZATION

In 1977, the federal government transferred 13.5 points of personal income tax and 1 point of corporate income tax as part of its health and social funding commitment. Since income tax points are worth more in some provinces than others, the federal government agreed to equalize the tax points on an on-going basis.

For equalization provinces, this additional federal support is delivered through the equalization program. For provinces outside equalization, this support is delivered directly through the CHT, CST and CHST transfers. The annual amount paid to equalize these tax points is called associated equalization – because it is the equalization amount ‘associated’ with the tax point transfer.

The federal government makes sure that provinces receive this funding under one program or another but not both. As a result, when a province like Saskatchewan moves off equalization, it loses the benefit of associated equalization but is compensated through higher CHT, CST and CHST.

2005-06 ENTITLEMENTS

The new federal equalization framework establishes total provincial entitlements for 2005-06 at $10.9 billion. The allocation among provinces is based on the average of the past three years (2002-03 to 2004-05) based on October 2004 estimates. A 50 per cent weighting on the per capita allocation and 50 per cent weighting on the provincial share of equalization entitlements are used to allocate incremental equalization benefits.

Saskatchewan will receive a fixed sum of $82 million in 2005-06, a historically low amount due to the recent strength of our natural resource revenues. The federal government has acknowledged the risk to Saskatchewan’s fiscal situation for 2005-06 under the federal equalization arrangement if resource revenues decline, as no recognition is permitted under the federal rules for in-year provincial revenue volatility.

2005-06 PROVINCIAL ENTITLEMENTS

	NFLD.	P.E.I.	N.S.	N.B.	QUE.	MAN.	SASK.	B.C.

Entitlements	$ 861	$ 277	$ 1,344	$ 1,348	$ 4,798	$ 1,601	$ 82	$ 590
(Millions of Dollars)
Per Cent Share	7.9%	2.5%	12.3%	12.4%	44.0%	14.7%	0.8%	5.4%

24	Mid-Year Report 2004-05 – Budget Update

FUTURE YEAR REFORM

The new equalization framework escalates the national equalization entitlement by 3.5 per cent annually through 2009-10. National entitlements are guaranteed at the following levels:

  $11.3 billion in 2006-07;
  $11.7 billion in 2007-08;
  $12.1 billion in 2008-09; and,
  $12.5 billion in 2009-10.

The federal government will be establishing an independent panel to advise on the future the equalization program. Specifically, the panel will be:

  evaluating the current practices for measuring fiscal disparities among provinces and territories;
  examining alternative approaches, such as those based on aggregate macroeconomic indicators (e.g. GDP, disposable income) or expenditure needs;
  reviewing the evolution of fiscal disparities among provinces to help governments and citizens evaluate the overall level of support for equalization;
  examining the treatment of natural resource revenues in the equalization program; and, advising whether the Government of Canada should establish a permanent independent body to advise it on equalization.

The Government of Canada will retain full accountability and responsibility for all decisions and will consult with provinces and territories. The expert panel will report by the end of 2005, in time to provide advice on equalization for 2006-07 and future years.

MID-YEAR EQUALIZATION FORECAST

For 2004-05, it is projected that Equalization transfers will be $461.6 million, in addition to the one-time federal payment of $120.0 million respecting high tax-back rates applied to Crown Lease revenues in the past. In total, equalization-related payments equal $581.6 million, an increase of $139.1 million over the Budget Estimate.

2004-05 EQUALIZATION FORECAST

(Millions of Dollars)	Budget	Mid-Year
2004-05 Entitlement	$361.6	$452.4
Prior Year Adjustments	(39.1)	0.0
2004 Budget Adjustment	0.0	9.2
Equalization Receipts	322.5	461.6
Crown Lease Adjustment	120.0	120.0
Total Receipts	$442.5	$581.6

Budget Update – Mid-Year Report 2004-05	25

Appendix 2 – Oil Revenue

Saskatchewan receives revenue from the production of oil in the form of royalties, freehold oil production taxes, land lease sales and other revenue. All of these revenue sources are sensitive to oil price and production levels. Production levels are, in turn, sensitive to price fluctuations.

The West Texas Intermediate – WTI – light sweet crude oil price (fob Cushing, Oklahoma) is a common benchmark for pricing North American oil.

From January 1987 to September 2004, the monthly WTI oil price averaged US$22.12 per barrel, but ranged from a high of US$45.94 per barrel in September 2004 to a low of US$11.28 per barrel in December 1998. Oil prices are very volatile and, consequently, very difficult to forecast.

The Saskatchewan 2004-05 Budget estimate of oil revenue assumed a fiscal year average WTI oil price of US$25.00 per barrel.

From April through September, WTI oil prices have actually averaged US$41.10 per barrel.

The 2004-05 Mid-Year Report forecast of oil revenue assumes a fiscal year average WTI oil price of US$40.05 per barrel. The WTI price forecast increased US$15.05 per barrel from the Budget estimate mainly due to world oil prices rising as a result of continued instability in Iraq, supply disruptions in the United States as a result of Hurricane Ivan, and the combination of increased global demand and supply concerns. World oil prices are projected to decline as a result of increasing oil exports from Iraq and crude oil inventories returning to normal levels.

HISTORICAL WTI OIL PRICES

26	Mid-Year Report 2004-05 – Budget Update

Provincial oil revenue is not perfectly correlated with WTI, rather, oil revenue reflects the actual prices paid for Saskatchewan oil. The actual price paid can vary from WTI on the basis of quality, foreign exchange rates and transportation factors. Over 50 per cent of Saskatchewan oil is heavy, which is a much lower quality than the typical light sweet crude oil. At the well-head, the price of raw heavy crude oil (unblended) is lower than light oil in Saskatchewan.

Oil revenue in 2004-05, based on actual performance to date and an updated well-head price forecast for the remainder of the fiscal year, is expected to be $469.8 million higher than the 2004-05 Budget estimate. The increase in oil revenue is due primarily to higher crude oil prices, which resulted in increased provincial Crown royalty and freehold production tax revenue.

OIL REVENUE FORECASTS

(Millions of Dollars)	2004-05 Budget	2004-05 Mid-Year
Oil Revenue	$310.8	$793.9
Bonus Bid Revenue	90.0	76.7
Total Oil Revenue	400.8	870.6
WTI (US$/BBL)	25.00	40.05

Budget Update – Mid-Year Report 2004-05	27

Appendix 3 – Fiscal Stabilization Fund

The Fiscal Stabilization Fund (FSF) was created in 2000-01 to stabilize the fiscal position of the Province from year-to-year and to facilitate the accomplishment of long-term objectives.

The 2004-05 Budget estimated a $171.1 million transfer from the FSF to the GRF, leaving an FSF balance of $130.5 million. The 2003-04 Public Accounts revealed a $64.4 million improvement in the Province’s bottom line which resulted in a lower FSF transfer in 2003-04 than planned. The 2004-05 financial picture has changed significantly leading to a $381.2 million improvement in the FSF transfer at mid-year. The current projection is for a transfer from the GRF to the FSF of $210.1 million, leaving a $576.1 million balance in the Fund at the end of the fiscal year.

A portion of the balance remaining in the FSF has been allocated for future use. The allocations include: $55.05 million for property tax relief, $80.0 million for third party capital, $75.0 million for the smoking ban impact and $171.1 million to be retained in the Fiscal Stabilization Fund. After the planned transfer of $130.5 million for the 2005-06 Budget, a balance of $64.4 million will remain at the end of 2007-08.

FISCAL STABILIZATION FUND TRANSFERS

(Millions of Dollars)	2004-05
2004-05 Budget Closing Balance	$130.5
2003-04 Improvement	64.4
2004-05 Improvement	381.2
Mid-year Closing Balance	576.1
Future Transfers to the GRF:
Property Tax Relief	55.05
Third-Party Capital	80.0
Smoking Ban Impact	75.0
Retained in the Fiscal Stabilization Fund	171.1
Transfers (2005-06 to 2007-08)	381.2
Planned 2005-06 Transfer	130.5
Balance Remaining in 2007-08	$64.4

28	Mid-Year Report 2004-05 – Budget Update

2004-2005 Saskatchewan Mid-Year Report

Performance Plan Summary

2004-05 Performance Plan Summary:

Mid-Year Progress Report

This year’s Mid-Year Report again provides the public with a progress report on key commitments in the 2004-05 Budget. Specifically, the pages that follow provide an update on commitments made in the Government’s Performance Plan Summary document, tabled with the 2004-05 Budget.

The Performance Plan Summary outlined strategies and important initiatives planned for this year in support of Government’s three overriding themes:

  A Green and Prosperous Economy
  Strong and Vibrant Communities
  Healthy and Self-reliant Families

Six months into the fiscal year, Government is on track to meet its key budget commitments. Progress is reported for the six-month period April 1, 2004 to September 30, 2004, unless otherwise indicated; the bracketed reference at the end of each update indicates the responsible department or agency.

For some initiatives in the original document, it is still too early to provide a progress update because information or data is not yet available; however, Government remains focused on fulfilling these commitments. Results for the full fiscal year for all commitments made in the Performance Plan Summary – as well as those in individual department Performance Plans, which were also released with the budget – will be reported in 2004-05 department Annual Reports.

30	Mid-Year Report 2004-05 – Budget Update

A Green and Prosperous Economy

PROGRESS TO DATE IN 2004-05

•	The Province's agriculture sector is recovering, but continues to face challenges that directly affect Saskatchewan's people and economy. The Government remains committed to supporting our producers and the agriculture and agri-food industry. Initiatives to date include:

~	Committing $40 million to support Saskatchewan's livestock industry as part of the National Bovine Spongiform Encephalopathy (BSE) Relief Program and participation in the Canadian Agricultural Income Stabilization (CAIS) special cash advance program, which will make up to $150 million available this fall to producers of cattle and other types of livestock that have been negatively affected by the U.S. border closure

~	Committing $900,000 over three years to the Western Beef Development Centre through the Agri-Food Innovation Fund. The Government will also assign two research chairs and provide technical support to the Centre until the end of March 2008; the funding for the research chairs represents a commitment of over $1.3 million this period. The Centre focuses on the management and economics of cow-calf production, preparation of animals for feedlots (backgrounding), grazing and forage management and sustainable cow-calf systems

~	Amending The Cattle Feeder Association Loan Guarantee Regulations, 1989, of the Livestock Loan Guarantee Program to extend the period of feeder loans due to the impact of BSE

~	Opening Agriculture Business Centres in North Battleford, Prince Albert, Saskatoon, Tisdale, Yorkton, Regina, Weyburn, Outlook and Swift Current. The agri-business development specialists located at these Centres provide specialized agriculture-based business expertise and technical support for the agricultural industry

~	Beginning operation of a new Agriculture Knowledge Centre (AKC) in Moose Jaw on April 1, 2004. The Centre serves as the first point of contact with producers who have technical and general inquiries. It is staffed with resource agents and specialists who are knowledgeable about the agriculture industry and can provide information and technical assistance on a broad range of agricultural topics. The AKC also links producers with specialists and programs across the Department of Agriculture, Food and Rural Revitalization

Saskatchewan is in the second year of participation in the Agricultural Policy Framework (APF) Agreement, which represents a commitment to invest $1 billion in the agricultural sector over five years. In 2004-05, the Department of Agriculture, Food and Rural Revitalization expects to have net expenditures of $191.8 million for business risk management programming under the APF. In addition, the Department is delivering programming in respect to food safety and food quality, the environment, renewal and science and innovation in support of these four chapters of the Agreement.

Budget Update – Mid-Year Report 2004-05	31

Saskatchewan expects to spend $16.6 million on these APF areas in 2004-05, for a total expenditure of more than $208 million. When combined with financial commitments of approximately $204 million for APF business risk management programs in 2003-04, actual and expected expenditures for the first two years of the five-year agreement are estimated at $412 million. [Agriculture, Food and Rural Revitalization]

•	To date, Investment Saskatchewan Incorporated has invested $5.1 million in add-on financing to existing investments. New proposals are currently under consideration and Investment Saskatchewan estimates that a total of $20 million will be invested by the end of the Government's fiscal year. [Investment Saskatchewan]

•	The Tripartite Management Committee of the Northern Development Agreement, consisting of representatives from the federal and provincial governments and the Northern Development Board Corporation, has reviewed project applications and approved seven projects for $2.87 million, including:

~	Northern Broadband Network

~	Forestry Career Centre

~	Four training programs: Practical Nursing certificate, computer training for northern administrators and two First Nations child care training programs

~	NORTEP university apartment renovations
[Northern Affairs]

•	The road network continues to improve as a result of strategic investments in pavement resurfacing, twinning and key commercial and rural grain transportation routes. This year, the Department of Highways and Transportation has:

~	Partnered with the federal government through the Strategic Highway Infrastructure Program and the Canada Strategic Infrastructure Fund to open 40 km of new twinning on Highway 1 east to motorists in September - an additional 13 km of surfacing work on Highway 16 west was planned to open, however, an early snowfall has shut down construction until next year

~	Resurfaced 290 km of the highway system

~	Surfaced 16.2 km of Highway 6 from the U.S. border north, completing the north-south corridor from Regina to the border

~	Improved 113 km of Thin Membrane Surface (TMS) roads to a paved standard on strategic grain haul corridors as part of the federal-provincial Prairie Grain Roads Program

~	Improved 52 km of TMS roads through other initiatives, including northern community access roads and industry partnerships
[Highways and Transportation]

•	The transportation system is being made more efficient through progressive weight regulations, the Trucking Partnership Program and policies that support international trade:

~	Conducted over 7,000 Commercial Vehicle Safety Alliance Inspections and vehicle weight blitzes at 11 locations as part of rural road weight enforcement programs

~	Administered and established new and ongoing truck route management agreements with 43 different municipalities to restrict weights on 34 sections of TMS highways with a length of 597 km

32	Mid-Year Report 2004-05 – Budget Update

~	Negotiated 43 new trucking agreements with transportation companies that will contribute to a targeted incremental $1.5 million in freight savings annually by allowing these companies to haul overweight and/or over dimension loads. A portion of the savings realized is paid to the Transportation Partnerships Fund and is used for highway improvement projects

~	Completed the consultation process for the development of a policy framework for extending primary weights to improve transportation efficiency and facilitate partnership agreements on truck route management

~	Work is underway to finalize an agreement with Transport Canada on the Border Infrastructure Fund program, which will fund projects to improve the efficiency of transport at border crossings. Although the agreement is not yet finalized, 18.2 km of surfacing on Highway 39 from the U.S. border was completed this year
[Highways and Transportation]

•	The Canadian Light Source (CLS) project officially opened on October 22, 2004. The facility received its operating license from the Canadian Nuclear Safety Commission in July 2004, issued its first call for research proposals in September, and expects the first experiments to take place early in 2005. Currently one beamline is in operation; CLS anticipates that the remaining six will be on stream by the end of 2004-05. The CLS is Canada's only synchrotron facility and its development indicates the level of co-operation and commitment demonstrated by governments, the academic community and the private sector. [Industry and Resources]

•	SaskPower is proceeding with plans to increase wind power generation in the Rush Lake area in southwest Saskatchewan. ATCO Power has withdrawn from the project; SaskPower will look at the option of adding a partner to the project in future. The timing has been accelerated and completion is now scheduled for 2005, rather than 2006 as originally planned. [SaskPower]

•	The Saskatchewan Housing Corporation's (SHC) Energy Conservation Opportunities plan (ECOplan) is committed to achieving a 10 per cent reduction in energy consumption in its seniors subsidized housing portfolio by 2007, thereby reducing operating costs by $1 million. To date this year:

~	SHC has completed energy efficient lighting retrofits in approximately 70 multi-unit buildings. By the end of 2004-05, SHC anticipates completing lighting upgrades in approximately 95 multi-unit buildings, for estimated annual energy savings of $150,000. From the implementation of the ECOplan in 2003 to the end of 2004-05, SHC will have completed approximately 250 lighting upgrades in seniors multi-unit buildings. This will result in annual energy savings of approximately $425,000 - almost halfway to the $1 million target. The average payback period for these upgrades is under three years

~	Twenty-eight Neighbourhood Home Ownership Program homes have been acquired that are candidates for a $1,500 energy efficiency grant; these homes are currently under consideration for funding

~	Construction has started on 200 Centenary Affordable Housing Program (CAHP) units that will be built to a level that is at least 25 per cent higher than the Model National Energy Code for Buildings
[Community Resources and Employment]

Budget Update – Mid-Year Report 2004-05	33

•	Construction has started this year on 288 CAHP units, generating approximately $38 million of new construction and renovation activity and approximately 400 person years of employment. [Community Resources and Employment]

•	Two programs that successfully move people from social assistance to jobs have been enhanced:

~	In June 2004, changes to the Saskatchewan Employment Supplement (SES) were implemented including an increase to the income thresholds at which families qualify for benefits, an increase in benefit levels and a decrease in tax-back rates as incomes rise. These changes are intended to recover program participation lost due to the effects of `bracket creep', and restore the purchasing power of benefits. Since June 2004, there has been a modest increase of 50 families from the 2003-04 level, and average benefits have increased by eight per cent

~	In August 2004, the income thresholds at which families qualify for Family Health benefits increased in order to reinstate population coverage lost due to `bracket creep' since 1998. Although only two months of data are available, early indications suggest that adjusting the income thresholds has prevented further decline in population coverage
[Community Resources and Employment]

•	The Department of Learning is working to increase the participation and success of Aboriginal people in education, training and the labour market through various initiatives, including:

~	A multi-year Post-Secondary Aboriginal Education and Training Action Plan, developed with sector partners, to improve the access and success of Aboriginal people in post-secondary education, training and employment

~	An annual $400,000 grant to the Apprenticeship and Trade Certification Commission (ATCC) to increase the participation and success of Aboriginal people in apprenticeship. In addition, the ATCC Board has established an Equity Committee to promote policies and practices that support a representative apprenticeship workforce. With this funding, the number of Aboriginal apprentices has increased from 479 in 2001-02, to 567 in 2002-03 and 817 in 2003-04

~	The Saskatchewan Institute of Applied Science and Technology (SIAST), in partnership with Regional Health Authorities, will launch a pilot project aimed at increasing the enrolment and success rates of Aboriginal students in science and health programs

~	SIAST has implemented English as a second dialect strategies in order to strengthen support to Aboriginal learners enrolled in Basic Education programs
[Learning]

•	The Aboriginal Employment Development Program (AEDP) strives to build a workforce in Saskatchewan where Aboriginal people compete for jobs based on skills and qualifications, and where they have representation at all occupational levels in proportion to their population numbers in the Province. AEDP accomplishments to date include:

~	Signing three new partnership agreements (with the Saskatchewan Chamber of Commerce, Indian and Northern Affairs Canada and Saskatoon Public Schools)

~	Launching a Career Resource Kit for Aboriginal youth, enabling them to prepare for the many career opportunities Saskatchewan has to offer

34	Mid-Year Report 2004-05 – Budget Update

~	Launching a role model poster campaign focused on Aboriginal people who have achieved success in their careers
[First Nations and Metis Relations]

•	In order to remain responsive to the skill needs of industry, the Department of Learning has approved, through the SIAST business plan, the addition or expansion of 10 programs at SIAST this year, as well as the deletion or reduction of two other programs as a result of labour market and employer demands. [Learning]

•	Based on recommendations contained in Open Up Saskatchewan! and other pressures and opportunities, a number of changes to the Saskatchewan Immigrant Nominee Program (SINP) are underway that are aimed at increasing responsiveness to employer needs, as well as initiatives to break down the barriers that can impede the ability of immigrants to contribute to their maximum potential:

~	Work is underway to eliminate the skill shortage list that previously limited the skilled occupations that were eligible under the SINP, resulting in a larger pool of potential applicants

~	Introduced a new Foreign Student category to allow foreign post-secondary students who graduate in Saskatchewan and obtain employment in their field to apply for nomination

~	The health professions covered under SINP will be expanded (currently designated health professions include only nurses and doctors)

~	The pilot program with the Saskatchewan Trucking Association aimed at attracting long-haul truckers to address trucking sector labour needs will be expanded to include additional trucking firms

~	Work is underway to develop strategies for cost-sharing enhanced language training services under a federal initiative and to develop and submit a proposal to Human Resources and Skills Development Canada to facilitate foreign credential recognition and improved labour market integration of immigrants

~	Work is underway, in partnership with Citizenship and Immigration Canada and stakeholders, to develop enhanced language training services. A new initiative is also under development to address challenges related to foreign credential recognition

Ninety-three nominations were made in the first six months of the year; by fiscal year-end, the total is projected to be between 250 and 300. [Government Relations]

In addition to progress made on planned actions, other key accomplishments this year include:

•	A credit rating upgrade from A+ to AA- from Standard and Poor's in June, as well as an upgrade from A-stable to A-positive by Dominion Bond Rating Service in July. These upgrades are attributable to an economy that is performing well and sound fiscal management. [Finance]

•	Establishment of the Department of First Nations and Metis Relations on October 1, 2004 to focus the provincial government's work with First Nations and Metis people, with particular emphasis on education and participation in the economy. [First Nations and Metis Relations]

Budget Update – Mid-Year Report 2004-05	35

Strong and Vibrant Communities

PROGRESS TO DATE IN 2004-05

•	Revenue sharing grants to municipalities were increased by a further $10 million (a 13 per cent increase), bringing the total for urban, rural and northern revenue sharing to $85 million. Of the $10 million increase:

~	$7.4 million went to urban municipalities (25.6 per cent increase) and $1.6 million went to rural municipalities (1.9 per cent increase) - this allocation restores the relationship in the relative sizes of the two pools that existed prior to 1998

~	$1 million went to northern municipalities (38.7 per cent increase), of which $822,000 was allocated for water and sewer projects. The balance was for unconditional grant increases equivalent to the per capita increases that urban municipalities in the south received
[Government Relations]

•	The excavation of Wascana Lake was complete by March 31, 2004. The project delivered a deeper, healthier lake system, as well as a number of enhancements to the park, including a new pedway and promenade deck running parallel to the Albert Street Bridge that links the north and south shore pathways, a pedestrian underpass at Broad Street that links the east and west sections of the park, and the new Pine Island. Other enhancements include a larger Wascana Hill, the new Discovery Island in the east lake, several aeration systems and a 325-square-metre area deepened to 7.5 metres that serves as a potential area for fish over-wintering. The finishing work - including landscaping, lighting and gravel pathways - began in September and is scheduled for completion later this fall, weather permitting. [Saskatchewan Property Management Corporation]

•	Improvements to the Northern transportation infrastructure completed this year include upgrading 7.5 km of northern community access roads to Dillon, Timber Bay and Montreal Lake under the Weyerhaeuser Agreement, and reducing the grades of three hills on the Athabasca Seasonal Road under the Northern Development Agreement. Northern contractors/communities completed work valued at $2.3 million for the Department of Highways and Transportation. [Highways and Transportation]

•	Partnerships with municipalities and the private sector are key to improving management of traffic on rural highways and strengthening our transportation infrastructure. To date this year, the Department of Highways and Transportation has administered 33 new and ongoing partnerships with 59 different municipalities to manage traffic on over 633 km of low volume highways, including route management, jurisdictional transfers and construction partnerships. By year-end, an estimated $4.23 million will be spent on road improvements through industry partnership agreements. [Highways and Transportation]

•	Improvements to transportation infrastructure and services have been balanced with protection of the environment:

36	Mid-Year Report 2004-05 – Budget Update

~	Preparing a draft road salt management plan to meet Environment Canada guidelines

~	Continuing to comply with Environment Canada, Fisheries and Oceans Canada and Saskatchewan Environment regulations aimed at protecting sensitive plant and animal species, streams, fish and fish habitat, and conserving wetlands in the design, construction and operation of the transportation system

~	Co-chairing the Saskatchewan Transportation and Environment Committee, which co-ordinates provincial and federal environmental agencies and provides a forum to resolve environmental issues associated with transportation projects
[Highways and Transportation]

•	In May 2004, Government released Caring for Natural Environments: A Biodiversity Action Plan for Saskatchewan's Future 2004-09, a comprehensive, strategic document guiding government activities aimed at the conservation of biodiversity and the supporting ecosystems. Key accomplishments this year include adding an additional 35,000 hectares to the Province's Representative Areas Network and leading development of a national Chronic Wasting Disease Management Strategy. [Environment]

•	Work is underway to expand product stewardship recycling in the areas of paint and home electronics. Public consultations held in the spring were generally positive and supportive of province-wide recycling programs. Additional work on these initiatives will occur in the second half of the year. [Environment]

•	The Department of Environment has established a specialized environmental enforcement unit to focus prevention and enforcement activities on areas of greatest risk to public health, sustainable resource use and the environment. [Environment]

•	The Safe Drinking Water Strategy is a key cross-government initiative aimed at improving the quality of Saskatchewan's drinking water and is the key mechanism for addressing the recommendations of the North Battleford Commission of Inquiry. Twenty-one of the 28 recommendations were directed at the Province of Saskatchewan (11 were finite and 10 were on-going in nature); the remaining seven recommendations were directed at the City of North Battleford.

At the start of 2004-05, all of the finite recommendations directed at the Province had been completed and the foundational requirements to address the on-going recommendations were in place. Key accomplishments in 2004-05 in support of the on-going recommendations include:

~	Conducting inspections at 333 waterworks and 276 wastewater works

~	82.5 per cent of waterworks supplying water for human consumption now have a written quality assurance and quality control policy in place

~	Approximately 515 operator certification exams were written with a 75 per cent pass rate

~	Increasing the number of certified operators by 98, for a total of 680

~	Issuing 401 new waterworks permits that include the regulatory requirement to maintain and review monthly records and establish a written quality assurance and quality control policy

Budget Update – Mid-Year Report 2004-05	37

~	Working on additional drinking water and wastewater modules for the Environmental Management System database, aimed at improving information about compliance with regulatory requirements and drinking water quality testing results

Other key accomplishments so far this year include:

~	Approving 58 water and sewer projects totalling more than $16 million in federal and provincial funding under the Canada-Saskatchewan Infrastructure Program; at mid-year, $2.3 million had been spent on 11 water supply and four sewer projects (includes multi-year projects)

~	Providing $3.4 million to 28 communities through the Northern Water and Sewer Program. An additional $63,000 was also provided to communities for northern water and sewer emergency repairs and a contract for approximately $280,000 has been signed to provide water and sewer engineering, operating and maintenance advice to northern communities

~	Two more labs providing drinking water analysis have been accredited; all six labs conducting drinking water analysis for waterworks regulated by Saskatchewan Environment are now accredited

~	Watershed planning by the Saskatchewan Watershed Authority is now underway in seven watersheds in the Province
[Environment; Health; Saskatchewan Watershed Authority; Government Relations; SaskWater]

•	Currently there are five unique crime reduction initiatives underway to address local concerns about crime rates in specific communities:

~	The Regina Auto Theft Strategy delivers education, early intervention, co-ordinated supervision, rehabilitative programming and integrated, intensive case management for youth who steal vehicles. Between January 1, 2004 and September 30, 2004, the number of thefts was 25 per cent less than in 2001 and five per cent higher than the same nine month period in 2003

~	The Battlefords Crime Reduction Strategy - Promoting Youth Success provides supervision of repeat offenders, early intervention for low-risk offenders and a wrap-around program for children under the age of 12 who are involved in criminal behaviour

~	The Saskatoon Crime Reduction Strategy is being developed by an inter-sectoral working group. When fully implemented, it will focus on youth and adult offenders involved in break and enter offences. A screening and tracking process for all youth and adults involved in break and enters, an early intervention program for youth delivered through the Saskatoon Tribal Council, and a program to target 20 chronic, repeat offenders through Young Offender programs have been implemented. A program to target 20 chronic adult repeat offenders through Adult Corrections will begin later in this fiscal year

~	Prince Albert - During the summer, an inter-sectoral working group led an analysis of local crime data that will be used to develop a proposal to meet the needs of at-risk youth and reduce reliance on the justice system

~	Meadow Lake - The RCMP, Crown prosecutor and Department of Corrections and Public Safety have initiated a Serious Habitual Offender Comprehensive Action Program for the Meadow Lake area
[Justice; Corrections and Public Safety]

38	Mid-Year Report 2004-05 – Budget Update

•	A funding increase of $1 million this year has allowed the Saskatchewan Arts Board to increase its support for artists and arts organizations generally, and to establish two new programs:

~	the Traditional Arts Grant Program is supporting 17 practicing Indigenous artists working in traditional cultural mediums such as beading, dancing, storytelling, and drumming

~	the Bridging Arts Grant Program has increased access and participation by 11 Indigenous artists and increased public access to their work
[Culture, Youth and Recreation]

•	A number of specific initiatives are underway to increase the leadership and participation of Aboriginal people in culture, recreation and sports:

~	The Northern Community School Co-ordinator Program funds 16 trained, full-time positions in (complementing the existing six on-reserve co-ordinators) to facilitate community sport, culture and recreation opportunities using schools as the hub of community programming

~	The Urban Aboriginal Participation program distributes funding to non-profit community organizations serving First Nations and Metis people in 14 urban centres with high Aboriginal populations to support community sport, culture, recreation and leadership programs

~	Regina, Saskatoon and Prince Albert also receive additional funding to hire Aboriginal sport, culture and recreation co-ordinators - examples include the Central Urban Metis Inc. efforts in cultural training and social skills development for youth in Saskatoon, and the First Nations University of Canada Aboriginal youth leadership development program

~	The Provincial Initiatives program supports First Nations and Metis initiatives in sport, culture and recreation that are of provincial significance

~	The Tribal Council Co-ordinator program (funded by lottery proceeds) supports full-time co-ordinators in each Tribal Council in the Province who deliver sport, culture and recreation programs in First Nations communities
[Culture, Youth and Recreation]

In addition to progress made on planned actions, other key accomplishments this year include:

•	Government has accepted in principle all of the recommendations of the Great Sand Hills Land Use Strategy Review Committee. Some of the work underway to respond to the recommendations include:

~	Work is underway to increase the size of the primary protected area to more than 140 square miles and to place these areas under Crown Mineral Reserve

~	New legislation is being considered that would provide additional protection for the area

~	Placed a two-year moratorium on areas outside the protected area for which mineral rights have not been sold (approximately 110 square miles)

~	Started discussions with local rural municipalities to explore options to ensure local and provincial involvement in future land use plans and to ensure access to technical support in local land use decisions
[Environment]

Budget Update – Mid-Year Report 2004-05	39

•	On September 23, 2004, Saskatchewan officially launched its Centennial activities and theme: 100 Years of Heart. Initiatives introduced so far this year include:

~	Established a working relationship with 15 Saskatchewan communities with a focus on Centennial initiatives planned for January 1 and September 4, 2005

~	Strengthened relationships with existing partners, including Tourism Saskatchewan, regarding the delivery of the Centennial message and related programs

~	Established and implemented a Centennial youth strategy and developed a working relationship with Directors of Education and many youth organizations

~	Established a Centennial Aboriginal strategy and strengthened working relationships with Aboriginal provincial organizations and local groups

~	Launched several projects on September 23, including a song contest, a homecoming program, the Saskatchewan Centennial Leadership Award and a province-wide marketing and advertising campaign

~	Communicated with all Saskatchewan towns encouraging them to make plans for Saskatchewan Centennial 2005
[Culture, Youth and Recreation]

40	Mid-Year Report 2004-05 – Budget Update

Healthy and Self-reliant Families

PROGRESS TO DATE IN 2004-05

•	In March 2004, the Government announced Target Time Frames for Surgery, a system to help patients receive surgical care according to their level of need. Target Time Frames are performance goals for all surgical specialties and procedures that will allow the surgical care system to better monitor and track patients and help to ensure they receive care according their level of need.

The Department of Health is currently working with health regions to focus on two key areas:

~	Cancer surgeries - reflecting their urgency, the goal will be to complete 95 per cent of cancer surgeries within three weeks

~	Patients who have been waiting the longest for surgery - the goal will be to have all surgeries completed within 18 months

Patients are placed within one of six priority levels through the new Patient Assessment Process. The intent is for physicians to assess patients using a common set of questions; patients are then assigned a score based on their condition and the type of surgery they require (for example, 95 per cent of patients scoring priority one should have their surgery within 24 hours).

In the 2004-05 Budget, the Government invested an additional $2.5 million to help achieve the performance goals for the two aforementioned areas. The Saskatoon Health Authority has started its implementation plan for handling high priority surgeries, including those patients who have been waiting in excess of 18 months for necessary but non-life threatening surgeries; they have identified 225 of these cases that they plan to schedule this fiscal year. The Regina Qu’Appelle Health Authority is continuing work on its plan; at this time, the Authority expects to begin implementation in January 2005, or earlier if staffing permits.

On November 3, 2004, as part of an overall investment of $66 million in new federal funding, the Government of Saskatchewan announced an additional $9.3 million to assist in shortening surgical wait times:

~	Increasing the number of surgeries to maximum possible levels based on facility and human resources capacity. The goal is to complete an additional 800 to 1,000 of the long-waiting day surgeries (e.g. biopsies, cataract surgeries, arthroscopies) by the end of 2004-05

~	Operating Room Scheduling System - modern, computerized systems for monitoring, scheduling and managing surgeries will assist in achieving target timeframes for surgery by improving operating room scheduling and utilization and providing improved management information

~	Equipment for surgical suites - replace/upgrade/acquire equipment (e.g., monitors, anaesthetic equipment, operating room tables) for operating room suites and recovery rooms

~	Homecare - increased post-surgery home support for patients
[Health]

Budget Update – Mid-Year Report 2004-05	41
•	In the 2004-05 Budget, the Government invested an additional $1.8 million to expand diagnostic testing capacity, including approximately 4,000 additional MRI scans by expanding the hours of operation in Regina and Saskatoon, and an additional 2,700 CT scans as a result of new fixed scanners in Swift Current, Moose Jaw and Yorkton.

As part of the November 3, 2004 announcement of new federal funding, the Government of Saskatchewan committed an additional $20.7 million to improve diagnostic services:

~	Increased MRI and CT scans - an additional 500 to 600 MRI scans and 5,000 to 6,000 CT scans in 2004-05 by expanding hours at existing machines

~	Expanded CT services - a new CT scanner for North Battleford and discussions with Alberta regarding the possibility of cost-sharing a new CT scanner in Lloydminster

~	New Linear Accelerator for the Saskatchewan Cancer Agency's Saskatoon Cancer Centre

~	Begin replacement of aging diagnostic imaging equipment including upgrading the cardiac catheterization lab in Saskatoon, upgrading CTs in Regina, Saskatoon and Prince Albert to improve throughput and operating efficiency, and other diagnostic imaging equipment based on greatest need

~	Development of a Radiology Information System that will increase efficiency at larger radiology departments by streamlining the scheduling of staff, patients, and equipment

~	Development of a diagnostic imaging wait list registry, similar to the surgical wait list registry

~	Finalize payment of the new MRI in Regina to fast-track acquisition of the new MRI, which was announced in the 2004-05 Budget
[Health]

•	The Department of Health continues to move forward with the development of primary health care networks that will offer a full range of everyday health services throughout the province. In 2004-05, the plan is to establish nine additional primary health care teams, for a total of 33 teams. A provincial Team Development Strategy has been implemented to support overall team development in the Province; team facilitators have been trained and funded in each Regional Health Authority.

In addition, HealthLine completed its first year of operation in October 2004; HealthLine is a convenient, toll-free, province-wide, 24-hour telephone health advice and information line that supports people in determining their best course of care. In the last year, HealthLine has managed over 65,000 calls from Regional Health Authorities across the Province. [Health]

•	In July 2003, the Government announced expansion of the registered nurse/registered psychiatric nurse education program by 100 positions and an increase in the practical nursing program of 16 positions, as part of its commitment to keep and attract health professionals. The additional 100 registered nursing seats are being phased in as follows: 32 in September 2004, 50 in May 2005 and 18 in September 2005; the new capacity will be evenly divided between Regina and Saskatoon, with 50 seats in each city. The practical nursing seats have been phased in as follows: eight in the 2003-04 academic year, followed by eight in the 2004-05 academic year; the addition of these 16 positions doubles the practical nursing training seats in Saskatchewan since 1998. [Health; Learning]

42	Mid-Year Report 2004-05 – Budget Update

•	The new federal funding for health, announced on November 3, 2004, includes $11 million to help retain health professionals by providing safer, higher quality workplaces, continuing education and training:

~	Quality Workplace Initiative - initiatives to improve worker morale, job satisfaction, turnover rates, absenteeism, illness and injury rates

~	Equipment supporting safer workplaces - such as additional patient lifts for bedside caregivers and replacing old beds in nursing homes and hospitals with electric beds to ease the burden of lifting and transferring bed-ridden, heavy-care residents and patients, to reduce staff injury and lost hours of work

~	Continuing education and training - clinical education, program skills, professional development, mentorship programs, management training and tools

~	Physician recruitment - the College of Physicians and Surgeons and Department of Health will co-manage an International Medical Graduate (IMG) fund to evaluate and provide support for IMGs and to help recruit and license IMGs. This means the credentials of more foreign-trained physicians will be assessed, resulting in more physicians licensed to practice in Saskatchewan

~	Northern recruitment and retention initiatives - recruitment of health professionals in northern and remote communities is especially challenging; initiatives may include upgrading housing to help attract and retain these professionals
[Health]

•	In June 2004, the Government passed The Tobacco Control Amendment Act, 2004, which prohibits smoking in all public places including restaurants, bars, bingo halls, casinos, bowling alleys and private clubs, effective January 1, 2005. Other amendments in the Act include giving municipalities the jurisdiction to enact bylaws to restrict smoking in outdoor places such as open-air sport events and entrances to public buildings, as well as a ban on the sale of tobacco products in youth-frequented establishments such as amusement parks, theatres and arcades. [Health]

•	The Department of Culture, Youth and Recreation has developed a plan together with community partners to increase the physical activity levels of Saskatchewan people by 10 percentage points by 2010, from the current rate of 48 per cent for adults, 32 per cent for youth and 25 per cent for children. Saskatchewan in motion, a four-year physical activity promotion program launched in April 2003, is part of the overall plan to get Saskatchewan on the move. So far this year:

~	An additional 73 schools have declared themselves in motion, providing a minimum of 30 minutes of physical activity every day for every child; the total number of in motion schools is now 204

~	An additional 44 workplaces have declared themselves in motion, educating employees about the benefits of physical activity and encouraging them to increase their physical activity; the total number of in motion workplaces is currently 135

Budget Update – Mid-Year Report 2004-05	43

~	An additional 63 communities have declared themselves in motion, identifying a local champion for the program, putting in place a multi-sectoral committee and strategy to increase physical activity of residents; the total number of in motion communities is now 89
[Culture, Youth and Recreation]

•	The Centenary Affordable Housing Program (CAHP) program focuses on home ownership to enable families to achieve independence and provide stability for their children. To date, 331 CAHP units have been completed and construction is underway on another 288 units. A total of 2,000 affordable housing units will be committed under the five-year program when it concludes in 2008. [Community Resources and Employment]

•	In the spring of 2004, Saskatchewan negotiated a renewed agreement with the federal government to participate in cost-sharing and responsibility for the delivery of the Residential Rehabilitation Assistance Program (RRAP). This year, 384 RRAP commitments have been approved; it is estimated that the program will assist 1,500 families and seniors over three years. The new agreement includes some minor adjustments that will allow the program to better serve the target client groups and geographic locations, such as inner city neighbourhoods and the North. [Community Resources and Employment]

•	The Province currently supports 8,067 licensed spaces in child care centres and family child care homes, an increase of approximately 157 spaces over last year. [Community Resources and Employment]

•	Effective July 1, 2004, single parent families received a $35 increase in their Saskatchewan Child Benefit. This benefit, which previously went only to single parents on social assistance, has now been provided to more than 10,000 additional single parent families who are in the workforce. [Community Resources and Employment]

•	The 2004-05 Budget allocated $1 million to support the capacity of First Nations Child and Family Services (FNCFS) agencies to deliver child welfare services. The following initiatives are being supported:

~	Hiring a First Nations Program Manager to lead joint initiatives between the Department of Community Resources and Employment (DCRE) and FNCFS agencies and three First Nations Trainers

~	A tracking and communication process regarding reporting requirements on Service Agreements has been developed

~	On-site visits have occurred with all agencies to review the reporting requirements on the Service Agreements

~	Implementation of common information technology systems between DCRE and FNCFS agencies to improve communication and case planning

~	Administrative costs to ensure First Nations involvement in case planning of families residing off-reserve, participation in the development of policy and procedures that are in the best interest of First Nations families, and to allow collaboration to occur on training or professional development of FNCFS agency employees
[Community Resources and Employment]

44	Mid-Year Report 2004-05 – Budget Update

•	In the spring, the Crown Investments Corporation (CIC) established a methodology for determining the basic utility bundle cost for Saskatchewan families. A report by the accounting firm of Meyers Norris Penny confirmed the methodology utilized by CIC in establishing the bundle components. The Government's commitment has been kept with the announcement of a rebate program that achieves the goal of having the lowest-cost bundle of basic utility services in Canada. In 2004-05, $54.1 million will be allocated for rebates.[Crown Investments Corporation]

•	KidsFirst is a cross-departmental initiative that provides services to vulnerable children, prenatal to age five, and their families in nine targeted communities across the Province. The KidsFirst home visiting programs in these targeted communities connect families to appropriate services, including prenatal care, education and training programs and housing supports. KidsFirst also funds:

~	21 mental health and addictions services workers who provide direct services to KidsFirst families

~	160 early learning spaces

~	247 child day care spaces (an increase of 17 spaces during the first six months of the year)

So far this year, an additional 130 pregnant women have been admitted to the program for a total of 249 pre-natal program participants, and 411 new post-natal families have entered the program for a total of 989 post-natal families. [Learning; Health; Community Resources and Employment]

•	Another 18 school divisions have joined the SchoolPlus School and Division Improvement Initiative, bringing the total number of participating divisions to 40. Other advances related to SchoolPlus include:

~	10 projects received grants of $10,000 each under the SchoolPlus Community Teacher Engagement Fund

~	A SchoolPlus Leadership Research Consortium consisting of the Province's four educational research units has collaborated with Saskatchewan Learning to conduct field research and is producing a Guide to SchoolPlus Leadership for publication in November 2004
[Learning]

•	The new Youth Opportunities Unleashed (YOU) initiative, which provides loans, training and mentorship to young entrepreneurs between the ages of 18 and 30, was announced in June 2004. To date, 18 new loans have been approved - over half of these loans were to new loan clients. [Industry and Resources]

•	The Small Business Loans Association (SBLA) program encourages diversification of the Saskatchewan economy and supports community economic development by making funding available, through community-run organizations, to non-traditional entrepreneurs. In June 2004, the program was enhanced to allow SBLAs to apply for a line of credit of up to $200,000 (up from $100,000) and to increase the individual loan limit to $15,000 (up from $10,000). The total amount of available non-budgetary loan capital is now $7.5 million. Currently, more than 240 SBLAs are active throughout the Province. [Industry and Resources]

•	In October 2003, CIC and Saskatchewan Crown corporations committed to invest $20 million over five years to create opportunities for youth and Aboriginal participation in the workforce. The following initiatives are underway in 2004:

Budget Update – Mid-Year Report 2004-05	45

~	The CareerEdge/GradWorks Internship program is designed to place 50 interns per year within Crown corporations or associated entities for periods of six, nine or 12 months. To date, less than 20 interns have been placed, but it is expected that the targeted placement level will be achieved beginning in 2005 and continuing for the balance of the program

~	CIC has entered into an agreement with First Nations University of Canada and the University of Regina to establish a bursary program for undergraduate Aboriginal students based on financial need combined with demonstrated leadership involvement in community activities. Twenty-six bursaries were awarded for the fall semester; it is expected that the program will benefit approximately 165 students over the five-year period

~	A Memorandum of Understanding between the University of Regina and CIC in October 2003 outlined a number of initiatives, including:
-	Student Success Initiative
-	Undergraduate Leadership Development
-	Centre for Management and Leadership Development
Work teams are proceeding to determine the feasibility of these initiatives.

~	Initiatives are also in the discussion stage with the University of Saskatchewan, including a Math and Science Transition Program for 50 Aboriginal students each year and graduate student bursaries to support Aboriginal Crown corporation employees pursuing further education

~	CIC is also considering a proposal from a partnership of non-university education and training providers and labour market organizations; as well, individual Crown corporations have partnered directly with members of the consortium, such as SIAST and the regional colleges for training programs

Total program costs in 2004 are estimated at approximately $945,000. Expenditures in future years are expected to meet the targeted level over the five-year period. [Crown Investments Corporation]

•	Through the Corporate Human Resource Plan, the Public Service Commission (PSC) is leading and partnering on several initiatives to support skills development and employment opportunities for Aboriginal youth:

~	The Aboriginal Management and Professional Internship Program currently has 11 interns - six began their second (of three) eight-month assignment in May 2004 and five began their first assignment in September 2004

~	The Aboriginal Government Employees Network Speaker's Bureau (Pikiskwewak) is a group of Aboriginal volunteers from Saskatchewan's provincial public sector dedicated to becoming role models for their communities and providing information and inspiration to Aboriginal youth. As of September 2004, 14 presentations to approximately 250 students in Grades 7 to 9 have been conducted in Regina, Saskatoon and Prince Albert. The presentation focuses on the importance of staying in school and the types of careers available in the Saskatchewan public service. This is a joint partnership between the PSC and the Aboriginal Government Employees Network

46	Mid-Year Report 2004-05 – Budget Update

~	In partnership with the University of Regina and the First Nations University of Canada, the PSC is providing funding for 50 per cent of the co-op fee for up to 10 Aboriginal students when they secure a work term with executive government. As of September 2004, one Aboriginal co-op student is on a work term with executive government. The First Nations University of Canada Co-op Program is new and continues to be promoted to senior executives, managers and supervisors
[Public Service Commission]

•	In April 2004, the Department of Culture, Youth and Recreation and the Department of Environment entered into a partnership with the Saskatchewan Environment Industry and Managers Association (SEIMA) to implement the inaugural Green Team. Green Team grants were provided to organizations that provided a good developmental opportunity to students in predominately full-time jobs related to environmental activities or studies. This year, 103 youth developed their skills and expertise while contributing to Saskatchewan's green economy. Students worked in a variety of environmental positions related to conservation, research, environmental education, pollution control, recycling, and land management.

Both employers and students reported a high level of satisfaction with their experience. Over 90 per cent of Green Team survey respondents reported their job allowed them to gain more environmental skills and knowledge; employers overwhelmingly (97 per cent) confirmed that Green Team funding allowed them to provide a better development experience. [Culture, Youth and Recreation]

•	For the 2004 tax year, the Graduate Tax Credit has increased from $350 to $500 and will continue to increase over the next three years until a maximum of $1,000 is reached in 2007. [Learning; Finance]

In addition to progress made on planned actions, other key accomplishments this year include:

•	The Labour Standards Act was amended to ensure job protection for those employees who qualify for the federal government's Employment Insurance Compassionate Care Benefit and to require the Minimum Wage Board to review the minimum wage at least every two years. [Labour]

•	Follow-up on the Boughen Commission on Financing K-12 Education is continuing, focusing on recommendations regarding school division boundaries, allocation of school operating grants and property tax relief:

~	The three-member, Education Equity Task Force has consulted with school divisions and stakeholders and will report to the Minister of Learning with a new school division boundary map by November 15, 2004

~	The Foundation Operating Grant Reference Committee was re-established to oversee the examination of provincial funding to school divisions and develop a new system of school operating grants that is simpler, fairer, and more transparent

~	The Ministers of Learning and Government Relations have formed an external Working Committee on Education Property Tax Relief
[Learning]

Budget Update – Mid-Year Report 2004-05	47